UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1 to

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On June 21, 2022, Bit Origin Ltd (the “Company”) filed a Form 6-K (the “Original Form 6-K”). This Amendment to Form 6-K is being filed to correct a typographical error of the title of exhibit 10.2 in the Original Form 6-K. In connection with such clarification, the corrected title of exhibit 10.2 is stated herein. Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.

Exhibit Index

Exhibit No.	Description
10.2	Subscription Agreement, dated June 10, 2022 (filed as exhibit 10.2 to the Form 6-K filed on June 21, 2022 and incorporate herein by reference)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board